Exhibit 99.3

Dear Shareholders,

2014 was a challenging year for Actions Semiconductor. Unhealthy competition in the tablet market put significant pressure on gross margins and selling prices across the entire industry. We also experienced a shortage of wafers from our foundry that limited the contribution of our multimedia business to our financial results. As a result, we experienced a decline in revenue and a net loss for the year.

Despite these challenges, we remained committed to positioning Actions for success in the future. Our investments in 64-bit and 28 nm process technology in 2014 have enriched our product portfolio to move Actions beyond tablets into new and profitable growth application processor markets in the year ahead. Our Bluetooth boombox solutions achieved strong market penetration in 2014 and we believe our latest solutions have the potential to establish Actions as a major player in the Bluetooth audio and music market. Finally, we streamlined our corporate structure to help attract and retain the best talent and demonstrated our commitment to maximizing shareholder value by completing a $25 million Dutch auction tender offer.

Financial Review

For fiscal year 2014, our revenue was $50.3 million, compared to $69.4 million in 2013. Our gross margin was 8.1%, compared to 30.9% in 2013. Net loss available to Actions Semiconductor’s shareholders was $30.4 million compared to net income of $0.1 million in 2013. Basic and diluted loss per American Depositary Share (ADS) were $0.461 compared to earnings per ADS of $0.002 in 2013. We closed the year with $168.2 million in cash and cash equivalents, together with time deposits, trading securities and marketable securities.

We remain committed to our share repurchase program. Since the inception of the program in 2007, we have invested a total of $79.4 million in repurchasing ADSs and ordinary shares, including $25.0 million through a Dutch auction tender offer in September 2014.  As of December 31, 2014, the equivalent of approximately 33.9 million ADSs were repurchased.

Transforming Actions Tablet Business into an Application Processor Business

The worldwide tablet market underwent tremendous change in 2014. Unhealthy competition among industry players along the supply chain kept prices and gross margins low, at the same time the overall industry growth was relatively flat after two years of strong growth. Within this challenging environment, we intensified our efforts to transform Actions tablet business into an application processor business targeting branded and white-box tablet manufacturers along with new and profitable markets including OTT set-top boxes, netbooks, advertising machines, POS machines, smart micro-projectors and other cloud connected devices.

Our investments in 64-bit architecture and 28 nm process technology will play a vital role in this transformation. In October we launched our first application processor based on 28 nm process technology. In January 2015, we debuted the inaugural member of our Falcon Series product family, an ultra-high performance 64-bit quad-core solution for high-end Android tablets, OTT set-top boxes and other cloud connected devices. We expect 64-bit architecture to start to become the industry standard in 2015, and we plan to quickly establish a strong position in the tablet, OTT set-top box, gaming, netbook and other cloud connected device markets, allowing us to command higher selling prices and more favorable margins going forward.

Bluetooth: Enormous Opportunity for Multimedia Business

Our Bluetooth solutions have become the driving force in our multimedia business. In 2014, we achieved strong market penetration, more design wins and a steep ramp in shipments, particularly for our Bluetooth 4.0 solutions for boomboxes and speakers. In January 2015, we launched our single-chip Bluetooth 4.0 multimedia solution for boomboxes, speakers, headphones and expanded into related products such as Bluetooth sound bars, Bluetooth LED lighting and Bluetooth car audio systems. The Bluetooth audio and music market holds considerable promise in the future. We plan to capitalize on our leading position in the non-apple portable audio and video market to establish Actions as a significant player in this market.

Looking Ahead

Although 2014 was a challenging year for Actions, it was also a year of investment. Supported by our new 64-bit and 28nm solution in our application processor business and Bluetooth 4.0 solutions in our multimedia business, we are hopeful that we will return to growth in 2015. Additionally, with our established application processor and Bluetooth audio and music solutions, we have a solid foundation to address the rapidly expanding IoT market in the future. We will continue to seek potential strategic alliance partners along the supply chain that will help us expand our sales channels, enhance our technology base and create a larger ecosystem around our platform.

Creating shareholder value remains a top priority for the company. We will focus on cost controls while devoting the resources necessary to improve our competitive position. We would like to thank our shareholders, customers and employees for their dedication and support in 2014. We look forward to sharing our progress with you in 2015.

Dr. Zhenyu Zhou

CEO, Actions Semiconductor